UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Surgery Partners, Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

86881A 100

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86881A 100	13D	Page 2 of 4

1	Names of reporting persons BCPE Seminole Holdings LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF – Affiliate (of reporting person)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 49,064,576 Shares
	9	Sole dispositive power 0
	10	Shared dispositive power 49,064,576 Shares

11	Aggregate amount beneficially owned by each reporting person 49,064,576 Shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 54.9%
14	Type of reporting person PN

CUSIP No. 86881A 100	13D	Page 3 of 4

This Amendment No. 4 relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Surgery Partners, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by BCPE Seminole Holdings LP on September 8, 2019, as amended by Amendment No. 1 filed on December 15, 2017, Amendment No. 2 filed on February 12, 2021 and Amendment No. 3 filed on May 19, 2021 (the “Initial Statement” and, as further amended by this Amendment No. 4, the “Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

On November 12, 2021, the Issuer completed a public offering of 6,900,000 shares of Common Stock (the “November 2021 Offering”), increasing the Issuer’s total number of outstanding shares of Common Stock to 89,336,720. As a result of the November 2021 Offering, the percentage of outstanding shares of Common Stock that the Reporting Person may be deemed to beneficially own was reduced by more than one percent. The Reporting Person did not sell any shares of Common Stock in the November 2021 Offering.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a) - (c)	As of the date hereof, the Reporting Person beneficially owns 49,064,576 shares of Common Stock, representing approximately 54.9% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 89,336,720 shares of Common Stock issued and outstanding, as reported by the Issuer in the prospectus supplement relating to the November 2021 Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on November 10, 2021, after giving effect to the November 2021 Offering, including the full exercise of the underwriters’ option to purchase additional shares.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e)	Not applicable.

CUSIP No. 86881A 100	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021	BCPE Seminole Holdings LP

	By:	BCPE Seminole GP LLC,
its general partner

	By:	Bain Capital Investors, LLC,
its sole member

	By:	/s/ T. Devin O’Reilly
		Name:	T. Devin O’Reilly
		Title:	Managing Director